As filed with the Securities and Exchange Commission on December 18, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
To
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CELL THERAPEUTICS, INC.
(Name of Subject Company (issuer))

CELL THERAPEUTICS, INC., as issuer
(Name of Filing Persons (identifying status as offeror, issuer or other person))

5.75% CONVERTIBLE SUBORDINATED NOTES DUE JUNE 15, 2008
(Title of Class of Securities)

150934AC1
(CUSIP Number of Class of Securities)

James A. Bianco, M. D.
President and Chief Executive Officer
CELL THERAPEUTICS, INC.
501 Elliott Avenue West, Suite 400
Seattle, WA 98119
(206) 282-7100
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Kennedy, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower Suite 3300 San Francisco, CA 94105 (415) 947-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of filing fee

$58,333,333 (1)	$5,367 (2)

(1)
Pursuant to Rule 457(f)(2) under the Securities Act of 1933, this amount is one third of the aggregate principal amount of the 5.75% Convertible Subordinated Notes due June 15, 2008 that may be received by the Registrant from tendering holders in the exchange offer described herein.

(2)	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed November 19, 2002.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,367
Form or Registration No.:  S-4 (File No. 333-101292)
Filing Party:  Cell Therapeutics, Inc.
Date Filed:  November 19, 2002
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

Introduction

This Amendment No. 5 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on November 19, 2002, as amended on November 27, 2002, December 5, 2002, December 16, 2002 and December 17, 2002 by Cell Therapeutics, Inc., a Washington corporation (the “Company”), in connection with its offer to exchange (the “Exchange Offer”) up to $102,900,000 principal amount of its new 5.75% Convertible Senior Subordinated Notes due June 15, 2008 for up to $175,000,000 principal amount of its existing 5.75% Convertible Subordinate Notes due June 15, 2008 (“Existing Notes”), upon the terms and subject to the conditions set forth in the Company’s prospectus (the “Prospectus”) forming a part of the Company’s Registration Statement on Form S-4 (File No. 333-101292) filed with the Securities and Exchange Commission on November 19, 2002, as amended on November 27, 2002 and on December 5, 2002, December 16, 2002 and December 17, 2002, and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(1) and (a)(4) to the Schedule TO, respectively.

This Schedule TO is being amended and supplemented to add the following:

“The Exchange Offer expired at 12:00 midnight, New York City time, on Tuesday, December 17, 2002. State Street Bank and Trust Company of California, N.A., the exchange agent for the Exchange Offer (the “Exchange Agent”), has advised the Company that, as of the expiration of the Exchange Offer, $145,360,000 aggregate principal amount of the Existing Notes were validly tendered to the Company in the Exchange Offer. In addition, the Exchange Agent has advised the Company that, as of the expiration of the Exchange Offer, no notices of guaranteed delivery were received in respect of the Existing Notes. The Company has notified the Exchange Agent that it has accepted all validly tendered Existing Notes for payment in accordance with the terms of the Exchange Offer and the Letter of Transmittal.”

On December 18, 2002, the Company issued a press release, the text of which is set forth as Exhibit (a)(8) hereto and is incorporated by reference herein.

Item 12.    Exhibits.

Item 12 is hereby amended and restated as follows:

(a)(1)	Prospectus dated December 17, 2002.**
(a)(2)	Press release issued November 19, 2002.**
(a)(3)	Form of Indenture between the Company and State Street Bank and Trust Company of California, N.A., as trustee.**
(a)(4)	Form of Letter of Transmittal.**
(a)(5)	Form of Notice of Guaranteed Delivery.**
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.**
(a)(7)	Form of Letter to Clients.**
(a)(8)	Press release issued December 18, 2002.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

**	Previously filed.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2002
CELL THERAPEUTICS, INC.

By:	/S/ JAMES A. BIANCO M.D.

Name:	James A. Bianco M.D.
Title:	President and Chief Executive Officer

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